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                             COMPOUND RATE CONTRACT
                         HARTFORD LIFE INSURANCE COMPANY

                        Supplement Dated October 1, 1999
                       to the Prospectus Dated May 3, 1999


The following is added to the end of the first paragraph on page 9:

     Under a program currently offered by Hartford, this 30-day period is extended to 90 days, however a Market Value Adjustment will apply to your current Account Value if you do not elect the subsequent Guarantee Period during the 30-day period preceding the end of the current Guarantee Period. Hartford may discontinue this program at any time.

The second sentence of the first paragraph under the subsection entitled "2. Establishment of Guarantee Rates" on page 9 is deleted. The following paragraph is added after the last paragraph of the same sub-section:

     Under a program currently offered by Hartford, you may exchange your Contract for a new CRC Contract and receive an enhanced rate. You must elect for this program in writing within the 90-day period preceding the end of the current Guarantee Period. A Market Value Adjustment will apply to your current Account Value if this election is not made within the 30-day period preceding the end of the current Guarantee Period. A new surrender charge schedule will begin under the new Contract. This program is not available if your Contract is less than five years old unless this will be the first renewal of an initial three-year Guarantee Period. Hartford may discontinue or modify this program at any time.

Under Section (d) Special Surrenders on page 10, the following sentence is added at the end of the second paragraph immediately preceding section (3):

     Under a program currently offered by Hartford, this period is extended to 90 days if you exchange your Contract for a variable or other annuity issued by Hartford or an affiliate. Hartford may discontinue or modify this program at any time.




333-24885
HV-2454